Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES APPOINTMENT OF DONALD CLOW AS

TRUSTEE AND DIRECTOR

November 22, 2016, Toronto, Ontario, Canada – Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN / NYSE: GRP.U) (“Granite REIT” and “Granite GP”, and, collectively “Granite”) today announced the appointment of Donald Clow to its Board of Trustees and Board of Directors effective immediately. Mr. Clow is currently the President and Chief Executive Officer of Crombie Real Estate Investment Trust.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.